

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Jeffrey Tirman
Chief Executive Officer
Abri SPAC I, Inc.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210

>　　**Re: Abri SPAC I, Inc.**
>　　　　**Amendment No. 6 to Registration Statement on Form S-4**
>　　　　**Filed September 5, 2023**
>　　　　**File No. 333-268133**

Dear Jeffrey Tirman:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-4

DLQ Investment, page 36

1.　　Clearly describe the business purpose for why *"Certain non-affiliated stockholders of DLQ will separately escrow 1,500,000 Merger Consideration Shares which may be issued to the Investors to cover any reset in the amount of Merger Consideration Shares to cover the DLQ Investment amounts until the DLQ Investment has been recouped by the Investors."* In your disclosure here and in the notes to DLQ's interim financial statements, explain why this provision of the DLQ Investment by institutional investors requires a potential reset of the Merger Consideration Shares to ensure the Investors recoup the full amount of their investment.

Certain DLQ Projected Financial Information, page 104

2.   Please explain where you have disclosed projected non-GAAP financial measures, including Adjusted EBITDA, in the projected financial information for DLQ for the years ended December 31, 2023 and 2024, or revise your disclosure accordingly.

Carve-Out Consolidated Results of Operations for the six months ended June 30, 2023 and 2022
Revenues, page 160

3.   Please revise your discussion of the variance in revenues for the six months ended June 30, 2023 compared to the corresponding prior year period to explain material fluctuations in your various revenue sources. In this regard, it appears that lead generation revenues have decreased from $6.7 million for the six months ended June 30, 2022 to $1.44 million for the six-month period ended June 30, 2023. Also describe any material trends or uncertainties, including working capital constraints, which has led to the decline in lead generation revenues, that are reasonably likely to have a material unfavorable impact on your net revenues or income from continuing operations. Lastly, describe the extent that revenue from a single customer under a Management Services Agreement (MSA) entered into in the second half of 2022 impacted your net revenues and income from continuing operations for the period ended June 30, 2023. Consider including an analysis of revenue by source for the six months ended June 30, 2023 as compared to the period ended June 30, 2022 like the analysis of year end revenues on page 151 to enable investors to more clearly understand the significant changes in your revenue sources. Refer to Item 303(c)(2) of Regulation S-K and Item 303(b)(2)(i) and (ii) of Regulation S-K.

Unaudited Condensed Combined Pro Forma Financial Information
Unaudited Condensed Combined Pro Forma Balance Sheet at June 30, 2023
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 177

4.   Refer to footnote (G). The amount of the private warrant liability at June 30, 2023 as disclosed in footnote (G) of $26,514 does not agree with the amount in Abri's June 30, 2023 balance sheet or with the amount of adjustment (G) of $10,311. Please reconcile and revise these disclosures.

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm, page General

5.   Please have your independent auditors revise their consent to properly reflect the report date of March 30, 2023 for the audited financial statements of Abri SPAC I for the year ended December 31, 2022 and the period from from March 18, 2021 (inception) to December 31, 2021.

You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alex Weniger-Araujo, Esq.